Correspondence

                              Gemco Minerals, Inc.
                            #203 - 20189 56th Avenue
                        Langley, British Columbia V3A 3Y6
                                 1-866-848-2940

June 1, 2007

U.S. Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Attention:   Carmen Moncada-Terry
             Division of Corporation Finance
             Tel: 202 551 3687      Fax: 202 772 9368 7pp

Dear Sirs:

Re:      Gemco Minerals, Inc.
         Amendment No. 3 to Registration Statement on Form SB-2
         File No. 333-141855

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff's comments of May 31, 2007. Copies of the pages of the amended filing marked to show changes have been faxed to the staff. The comments have been reproduced for your convenience and are followed by our responses.

Form SB-2 filed May 21, 2007
----------------------------
Cover Page
----------

1. An edit in Amendment no. 2 was inadvertently omitted from the EDGAR filing and has been made in Amendment no. 3.

2. We have revised the disclosure on the Cover Page and in Plan of Distribution to replace "these individuals and others" with "offerees".

Closing Comments
----------------

Please be advised that the date of incorporation was corrected from August 21, 1997 to August 22, 1997 on pages 28, F-7 and F-20. Also a request for acceleration of the effective day of the registration statement to Friday, June 8, 2007 is being simultaneously filed with Amendment No. 3.


Sincerely,

Gemco Minerals, Inc.

By: /S/ TOM HATTON
    ------------------------------
        Tom Hatton, President